Filed by Embraer-Empresa Brasileira de Aeronáutica S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embraer-Empresa Brasileira de Aeronáutica S.A.
Commission File No. 1-15102

          In connection with the proposed restructuring (the “Restructuring”), Embraer and Rio Han will file important documents with the SEC.  Investors and security holders are urged to carefully read these documents when they become available, because they will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

          The documents attached hereto may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the Restructuring by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding enhanced access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han, and (iv) financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of management of Embraer and other matters.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

TABLE OF CONTENTS

1.	Transcript of Press Conference held on January 20, 2006

Embraer:

Very well, good morning. I would like to thank you for your presence, and before making more comments, I have here, beside me, the Chairman of the Council, Dr. Vitor Sarquis Hallack, Antonio Luiz Manso, Anna Cecília Bettencourt, and the objective of our press conference is to comment facts that have been published since yesterday night, this news is on the internet, the full information about what we will be commenting here, but, in any case, it is relevant that we will be available to you, ladies and gentlemen, to clarify any points, any doubts that you may have about an operation that is of great relevance for Embraer. I qualify it as the most important event since the privatization of the company.

Before we begin to talk, and make our presentation, we will see a short video that illustrates this. So, let’s watch the video.

The creation of the Aeronautic Industry in Brazil was possible thanks to the strategic vision of the Brazilian government, which noticed that Brazil needed to develop capacity in this sector. In this sense, CTA was created, Centro Técnico Aeroespacial, created in 1946, and ITA – Instituto Tecnológico de Aeronáutica, which was created in 1950. Two decades later, in 1969, Embraer was born.

Embraer, going towards the future. And the future?

And here we will talk about the future of Embraer.

OK. So, we have one option: to grow, or grow, we have to focus on growth. Otherwise, we will lose market, lose space, and bring losses to the shareholders, if we do not grow. If we look at the worldwide scenario, looking at the last 20, 25 years, there has been a strong consolidation, mergers. We have 20 companies that now were consolidated into 4, and one of them manufacturing only one type of company. In defense, strong consolidation mergers with a lot of political power being used to sell.

In executive airplanes, we see traditional companies with good positions, and many companies going into this market, executive airplanes. So, it is a robust market, a growing market, and we should get to US$ 140 billion in sales of jets in the next ten years in general, in all the niches.

So, we have to ask what happened to the companies that left the markets? So, what is the challenge, and what are the threats for the recently created companies? It is focused for sustainable growth, this is the focus that we must have. We have many challenges, many challenges. The transformation of Embraer into a strong participant in the market for executive jet planes, this requires from us the development of new products. Also, to modernize the current products, in commercial airplanes we have to find ways to grow in different ways from the ways we had in the past. Also, some products become mature, they have to be modernized to continue into the market. Thus, we see in the family of Boeing 373, created 40 years ago, they were modified, and they still have a significant presence.

We have to maximize opportunities in the defense market, with the current portfolio products, or new products, and sometimes we must even consider changes in relation to the past. For example, defense contracts giving support to product development, maybe now we have to do things differently, we have to develop new products with investments. Also, we need a solid service operation around the world. We have today 1,200 Jets in operation in the world, and also there is a new market for executive planes, and we never know where these private jets will be. Therefore, we need a solid structure to render services for this fleet.

Also, a lot of resources are necessary for cash flow, and to give support to the growth.  And more and more demands, in terms of best practices, we need best practices, corporate governance, this is present in the mind of investors, and it is required from the companies, corporate governance. At the same time, we identified obstacles to growth. Our business is a business that needs a lot of capital, it is capital intensive. Large investments, also return on investments, it is always in the long term, and also considerable amounts of cash flow, working capital, and all of this with a lot of competition, with fierce competition.  So, there is the need to always focus on customer satisfaction as a source to generate our results.

Also, hiring higher quality levels, higher than never, we need this too, we are no longer a company that supplies regional airplanes. Today, we supply airplanes for the large airlines, the large companies, those that work with low fares. Also, permanent focus on technological developments, we cannot be satisfied with what we have done, we have to do research on new materials, new processes, new alloys, aluminum alloys for example, carbon fiber composite, all this requires attention, and requires us to review methods, concepts, and all of this requires, at the end of the day, investments.

In this scenario, we have restrictions on the country, and this limits us from obtaining capital. Also, lack of industrial policy, that would give support to us. The other day, we saw an announcement in Canada of a policy to give support to the Canadian Aerospace Industry. We do not have this in Brazil, but we should not stop, we should react, and create conditions that will make us competitive in this market.

Also, we have the law of corporations, that says that we have to have preferred shares and ordinary shares. This is for all companies, therefore, to maintain this, this says that this presents a problem to us, because if we get new capital with preferred shares, we should also have ordinary shares, those that have the right to vote. When we do this, it is necessary that the controlling shareholders also give us capital to maintain their position, but in the control group we have two pension funds, pension funds that have requirements for investments, they have restrictions on their investments. Restrictions, for example: 5% of their net worth 20% of the company’s capital. In our case, the two pension funds that are part together with Bozano, in the controlling group, Previ and Sistel, they have already surpassed the amount they can invest by law, and they have to obey these limits. This is an obstacle for us to launch new shares, the way the company is set up now.

And, also, the end of the shareholders’ agreement in 2007, this requires definitions in the short and medium terms, we cannot get to 2007 without knowing what to do. Therefore, we proposed the solution, and this solution yesterday was presented to the Council of Embraer, and it was approved, and now we will have a general meeting in March 2006. This proposal aims at promoting the restructuring of the company, to enable it to have free access to the capital markets, thus insuring the best standards of corporate governance, and preserving the rights of the government, who has golden shares.

This transaction represents a restructuring of the company, thus Embraer will be the largest corporation in Brazil, and it will be the first one with its capital pulverized between shareholders. Therefore, Embraer will no longer have a control group, which is made up today by Bozano, Bozano Company, Previ and Sistel. The company’s capital will be represented simply by ordinary shares, that have the right to vote, and this will be for all the 25,000 shareholders. The management of the company will be taking care of by an administration Council, with people with reputation and experience, elected by the shareholders, and an executive board of directors. These members will be elected by the Council of Administration, the management Council.

It is important for us to understand this change, the owner of the controlling group no longer exists, and now there are shareholders voting, with all shareholders having the right to vote, and the management power of the company, the implementation power of the company will be in the hands of the Council of Administration, the management Council, and a group of directors. But since we do not have a controlling group, the responsibilities and the role of the management Council become even more relevant than they are today.

Also, we established in this operation mechanisms for protection. The adoption of the best practices for corporate governance, and the management Council, the members of the Management Council, the majority of them will be independent, this is important. So, the members of this Council, the majority of them will have no relationship with the company.

Also, the right to vote in the General Assembly, and the right to vote will be restricted to 5% of the shares, the company’s shares will be pulverized, so it does not matter how many shares the shareholder will have, all his economic rights will be preserved, but in terms of vote, they are limited to 5%.

So, this restriction to the right of vote of foreign investors, 40% of the votes, to ensure that the decision making power stays in the hands of Brazilian shareholders, and this was established by the government when Embraer was privatized, so foreign investors will have a maximum of 2/3 of the votes of the Brazilian shareholders.

We are maintaining all the rights given to the government, with golden shares, as seen in the privatization. And, also, more powers, the government will have control concerning the obedience of pulverization of the shares, and also to ensure protection to the company against takeovers, consented or hostile.

It is necessary that any shareholder that reached 35% of the capital, or more, makes a public offer to buy shares to 100% at a certain price, above market value, but to make this public offer, they have to obtain approval from the government. The government can veto this, and therefore, if it is against, it will oblige the shareholder to go back to the limit of 35%, or below 35%. Also, follow-up and monitoring of the variations in the composition of its capital understanding who is who, and how much each shareholder has of the company’s capital. Also, actions against violations of the statutes of the company. Any violation will be punished with the following they will no longer be able to vote. And, therefore, everything will be controlled by the management Council, and the government has the rights to veto any actions.

What are the benefits for Embraer? The creation of conditions for the continuity of the company. Since we will have a greater capacity to obtain loans and find resources for our expansion, whether they will be for new products, new markets, new business deals, and this as a result of a better access to the capital markets, which today suffers restrictions, and today we have to follow the law of corporations, 34% and 64% between preferred shares and ordinary shares. We will also have the capacity to use a normal mechanism abroad, where shares of the company may be used in acquisitions, and this today is not permitted.

For the employees, a great advantage for the employees is the possibility of continuous growth, and, with this, to maintain jobs, new opportunities for professional growth, and, also, sharing future results. So, now, when this proposal is approved, when it is approved, concerning the policies for human resources, concerning the practices in the company, nothing will change in these practices, because the new Embraer, after its restructuring, it absorbs all the rights and obligations, and maintains all rights and obligations that the company has today. So, for the employees nothing will change.

For the current shareholders, we all will have the right to vote, including those that have ADRs will vote according to instructions, and all the shares of the new Embraer will be ordinary shares, allowing us to be part of the new market in the São Paulo Stock Exchange, more liquidity for the shares, and, therefore, shareholders will be very interested in this restructuring.

Also, improvement of corporate governance practices, and more transparency, for the fact that we have an independent Council, and we will be using the best practices, the best concepts of corporate governance. Also, concerning the current shareholders, the shareholders that have ordinary shares, that have a price premium that has varied from 25% to 30%. So, now, when all shares become ordinary shares, we will have a new single price for the shares, thus increasing the value of the shares. For the controlling shareholders, this operation will change their shares, 1.1153  of the shares of the new Embraer, for each one of the shares they have right now, and this calculation was made by Goldman Sachs. This will give a premium of 9% to the controlling shareholders, exclusively for controlling shares. The other shares that the controllers have, whether they be ordinary or preferred shares, will have the same treatment as the other shares of the company.

It is important to say that this premium is deserved since the controlling shareholders are giving up their power to control the company, thus diluting this control among all shareholders, so this premium is adequate, and according to our demonstration on the internet, this shows us that it is in accordance with what is done in the international markets, in the case of other companies. So, we will see, good exchange for minority shareholders this represents a dilution of 2.3%.

For the capital markets in Brazil, we have the first large company with shares pulverized in the market, and this makes Embraer a model for other cases, we will certainly be creating a new level of corporate governance, this is certainly very good for the capital markets. For Brazil, benefits, the golden shares owned by the government are maintained, also Embraer continues in the hands of Brazilians, due to the restrictions placed on the rights to vote for foreign shareholders.

Also, control in the social capital of the company above 35%, shareholders will only be able to have more than 35% of the shares with authorization from the government, and a guarantee for Embraer to continue as a strategic partner of the Armed Forces in Brazil.  We will also create conditions for growth, continuity of the company, for a company that is technologically advanced, with international presence, generating jobs, and also wealth for Brazilian society.

The implementation of the transaction. This transaction, in accordance with the law for its approval, requires that it will be approved by 50% +1 of the votes. Nevertheless, the controlling shareholders accepted the company’s proposal, to establish a preliminary phase for this vote. A phase in which we would give to the minority shareholders, those with ordinary and preferred shares, the power to veto the operation.

When we say shareholders with preferred or ordinary shares, minority shareholders, we are excluding all the shares of the controlling group, and shares of the management, whether they be control shares, ordinary shares not linked to control, preferred shares also that they have. So, we will have presence in this first step, only those who have ordinary shares and preferred shares, without any link with the management, or the controlling shareholders. If 50% +1 of these small shareholders reject the proposal, the controlling shareholders will remove it from the voting.

This is an instrument that is very strong, very significant. So, the majority shareholders making a concession for the minority shareholders, they will have the right to veto.

So, after this first step, it will be submitted to the approval of 50% of the votes +1, and, then, the controlling shareholders, using their shares. Once this is approved, we will have the following events:

Step 1: A new company will be formed, called Rio Han, the shares belonging to the controlling group representing 60% of the ordinary capital of the company, or 20.2% of the total capital of Embraer. These shares will belong to Rio Han, and only the shares linked to control, ordinary or preferred shares will have the same rights.

Within this first step, the three controlling shareholders, Bozano, Previ and Sistel, and the shares linked to control in Rio Han company, and we have the minority shareholders, ordinary and preferred, and the government with golden shares. This is the structure that we have now at Embraer, this is in effect since the 18th.

In the second step, in the second phase, this society in Embraer is incorporated by Rio Han company, and it will be called New Embraer, Nova Embraer. It will have ordinary shares, minority shareholders will have the rights according to the law, based on evaluations of the net worth of the company, and also net worth with accounting value, and market value, according to financial reports. All the shareholders of the company will receive ordinary shares of New Embraer, and, after that, the members of the controlling party and management will not be able to negotiate their shares during six months. Therefore, they will be committed with the future of this new company, New Embraer.

Nova Embraer, after these formalities, will have its name changed once again, to Embraer Empresa de Aeronáutica S.A. In this second phase, the shareholders ex-controllers, minority shareholders, and the company with golden shares will be the shareholders of the new company, Rio Han has already incorporated all of this.

And, finally, Embraer, Empresa Brasileira de Aeronáutica S.A., will have ordinary shares and golden shares of the government.

Now, the management of Embraer, today and in the future. We believe that this process is a sensitive process, a complex process. This process is a process that requires care, requires attention, it is a delicate process in terms of relationship of the company with its shareholders, we no longer have the figure of the owner, and now we have a universe of shareholders as owners of the company, as they were. But, now, the controlling group, now the power goes to the company, it has a tax payer number now in the company, and power. We will have shareholders in the new situation, and we will have a management Council, and, also, an executive Board.

Today, at Embraer, the administration Council is made up of 13 members, one representative from the government, two representatives from employees, shareholders and non-shareholders, two representatives from the controlling companies, with 6 members. Two representatives from European shareholders, one councilor elected by the controllers and indicated by the government, and the controlling shareholders offered to the government an extra councilor. And, also, the Chairman of the company, and this Council will be there for three years, and may be re-elected.

The executive board of directors is elected by the management Council, made up of 7 directors, for three years, and they may be re-elected. If this operation is approved, on March 31st, 2006, we will go through a transition period. We had, with the review of the guidelines of our stock market, for the company is listed in the new market, we announced this operation because for companies that have pulverized capital, they will be able to have a transition period, and we define three years as the transition period. After three years, this Council will be in office for two years. Eleven members in the Administration Council, one representative of the government, two representatives of the employees, three representatives of ex-controllers, four independent members, and myself in this Administration Council. Three years, and it will end in 2008, April, and this will happen in April 2009.

The Executive Board of directors will be elected by the management Council, but I, as Chairman of the company, will be there for one year. In April 2007, I will no longer be Chairman, and a new Chairman will be elected, but I will be present in the administration Council, in the management Council, heading the transition, the transformation, this change from a company with a controlling group to a company with pulverized shareholders. And, thus, building the foundation for this, to happen in a homogeneous way, an effective way, and, also, conducting success inside the company.

So, in the management Council, we will have 11 members, one representative of the government, due to its golden shares, two representatives of the employees, eight independent members. Two years, and they may be re-elected, and the presiding Chairman has the right to be present in the Council, but does not have a vote. The executive board will be elected by the Administration Council, for a two-year term.

The care with the transition. We want to make this transformation, establish a relationship with shareholders within this configuration of pulverized capital, ensure that this process will happen in a harmonious and controlled way. And, at the same time, build and support the succession process with focus on support for the building of the future of the company, and as I always say, let’s continue with strength and determination, and we are available to answer questions, thank you.

I will now go back to the table, to the head table.

Cesar Bianconi, Reuters:

Was the decision unanimous yesterday? And the position of the European Group, they have 20% of the ordinary shares. I noticed that in the new structure of the Council, the Europeans do not have a representative, a direct representative. So, what is the situation?

Maurício Botelho:

The approval was unanimous yesterday, here we have the Chairman of the Council, the approval was unanimous, he can talk on behalf of the Council .

Vitor Sarquis Hallack:

The approval was unanimous, and even before the Council’s meeting, since only two companies participated, we have four partners, but we received from the four European companies approval, approving this operation, and seeing that this is the right thing to do for the company. So, the four European companies approved.

Romina Nicaretta, Bloomberg:

If this plan is approved by the shareholders, if it is approved by the shareholders, I would like to know what changes in the financing of new projects. This means that the equity part will be the strongest, when the company develops new executive jets? I would like to know how this can change in the future, the financing, what changes can happen for financing?

Maurício Botelho:

In the last 11 years, form January 1995 to December 2005, in the last ten years, the company invested in itself US$ 2.3 billion. This investment, 70% went to new projects, 30% for new methods, new processes, productivity, increase in productivity. We developed important products, popular products, and, last year, we made a strategic decision to be part of the market in private jets, executive jets, to be a strong player in this market.

If we look at what we are doing today, we are developing new, two products, Phenom 100 and Phenom 300, we are also completing Embraer 195, and developing new characteristics for the 170 – 190 models, and we are very satisfied, and we do not have problems in financing. The problems arise when we look at the future, and the future will bring great challenges in terms of investments. If from 1995 to 2005 we invested this amount, with funds coming from controlling shareholders, who invested from 1995 to 1997 US$ 620 million, we had loans at market value with guarantees from BNDES, US$ 114 million, and from FINEP, US$ 26 million.

Also, our shares, we launched our shares on the New York Stock Exchange, and increased the number of shares in the São Paulo Stock Market, as we obtained US$ 300 million. Then, we also received from our industrial partners support from 1995 to 2006, US$ 50 million for ERJ 145, US$ 260 million in projects 170 / 190; and our cash flow, which was strong in this period. Looking at the current scenario, we see the following: to become strong in the corporate jet market, we need significant investments, at least two airplanes between the Phenom and Legacy 600, we are analyzing executive versions of the 170 and 190 models, we are looking at the characteristics that would be necessary.

New airplanes, apart from Legacy, to go into the large and global corporate jet markets. So, this will require a lot of investments, new ways to approach this market, also, and the implementation of a service operation around the world; so, we will need great investments, much more than the investments we made in the last 11 years, and in a shorter period, so we cannot count on investments only from developments funds, we hope our projects will be approved by BNDES, but we have to count on this new structure with investments from our industrial partners, and also loans, yes. Anna is reminding me very well that the rating investment grade that we obtained will facilitate and will decrease our costs with loans, but certainly we will also have to count on new capital.

Today we have nothing planned, there is no operation being developed or analyzed, but certainly this is a basic factor for us to continue growing; therefore, nowadays we are not contemplating launching shares, but we believe that, in the future, we will be able to count on this possibility to launch new shares.

The IFC had great relevance, not only due to its attractive cost, but also to the maturity period.

Romina Nicaretta:

So, you are studying within your portfolio of products long range executive jets going into Bombardier’s market?

Maurício Botelho:

Our strategic mission is to be strong in all the segments of executive airplanes.

Valor Econômico:

From what we saw in your presentation, you remain as chairman of the company for one more year, until April 2007, right? I would like to know why this decision should change the chairman in 2007 and if the successor is being prepared inside the company. I remember an interview given to our newspaper at the beginning of the year that you said that there were people being prepared inside the company to become chairmen in the future.

Maurício Botelho:

My answer at that time is the same answer I will give you today: in 1995, in one of my first meetings with the directors of the company, I told them that the company’s capacity to grow and to add value to shareholders would not be optimum if we did not have people qualified, competent and prepared with the vision that we believe is the right one to take care of the challenges of the business. And if we analyze our history in the last 10 years, we see that we did a good job in terms of making the company grow – the company grew 10 times, from 1995 to 2005, the company grew 10 times. So, this growth happened because we prepared competent people with the same vision that we have.

Now, in terms of succession, it does not happen quickly, it is something that must be planned. Nevertheless, the definition of succession goes beyond the will of the chairman, this is defined by the shareholders. What I am sure of is that we have competent people, people who are prepared to become chairman. But, of course, right now it is a little early to talk about this in an objective way; but at the right time we will comment on this. But I believe what is important to say is that I have no doubts concerning the capacity of the people we have inside the company, and shareholders in the administration council will know how to choose wisely the new chairman of the company.

What I would like to say, now I am answering your question, why April 2007, this was defined by me. I believe no one can stay forever, no one is eternal, so succession is something very healthy, we have to continue growing, and this includes succession. I always joke, and I joked many times that the elderly like me have to allow younger people to come in – I do not consider myself as being elderly, I am not old, but I understand that we need new people. So, this is the answer I have for you.

Ricardo Bonaluni, Folha de S. Paulo:

I remember during the exhibition in Rio de Janeiro, you said that you wanted defense contracts to represent 35% of the revenue. Recently, you had some problems in this area, the cancellation of the ACS contract in the US, the FX program in Brazil too, and you talked about the difficulty to negotiate in defense contracts due to political power of competing countries. I would like to know - this percentage, was it adjusted; and how much does defense represent in the defense revenue? And the corporate jets, are they being used to substitute the revenue that you would like to have from defense contracts? And also, Embraer’s airplanes have grown, they are getting larger, do you plan to compete with Boeing or Airbus some day? Because, in a short while, you will.

Maurício Botelho:

But we are ready, we are already producing a small Boeing, a better one. At that time, we wanted our revenue to be diversified, 30%, it was not only defense, it was defense, services and Legacy. At that time, we saw corporate jets, we were not sure that we would be able to be a strong player in corporate jets, and for defense, we had as a goal 20% of the company’s billing. The defense market is a very difficult market, of course. First, thank God, the budgets are decreasing around the world. We, as a supplier, may become sad with this, but as a member of society, I become happy to see that defense budgets are decreasing, and therefore, competition becomes fiercer with smaller budgets.

We have products that are efficient, they are adequate, they are competitive, and efficient in certain niche markets. We do not have the capacity to have in defense the same presence that we have in airlines, we have to focus on niche markets, for example: the use of airplanes developed for the Brazilian Air Force that can be sold abroad with small transformations. So, we have, for example, supervision intelligence and recognizance planes, like attack planes and business opportunities, such as integration of systems as in Mexico, with air traffic control opportunities in Brazil like remodeling of F5s belonging to the Brazilian Air Force. So, these are the products that we have today. Our goals for defense will continue at 20% of our billing.

And today, 75% of our revenue comes from commercial jets. We are diversifying, we noticed that corporate jets were more attractive and where we had more competencies and capacity to compete than in defense, because we are restricted in this defense segment to products and political power, political and financial; because in the US we had the famous FMS, which is a financing system for long term for defense equipment that is unbeatable. So, today we see that this goal of diversifying is even stronger, maybe we want to reach 60% in commercial jets and 40% the rest, and we are seeing that corporate jets have a potential for growth that is much stronger than the potential for growth in the defense sector.

Agência Estado:

I would like to know if you believe it is possible for other international companies to join Embraer in the future, analysts say this possible; and who is the representative of the government? Will this representative be the same person in the New Embraer, the new company?

Maurício Botelho:

New shareholders, it is difficult to say, those who buy shares will be the new shareholders, and that happens in the stock market, so it is hard to foresee. What I would like to say is that the mechanisms that we have foreseen, in case they are approved on March 31st, they are more powerful than the current mechanisms we have for protection. We will have a restriction on votes ensuring that the capital will be pulverized, 5%; we are restricting the power to vote to foreign shareholders, because when the company was privatized, it said the maximum participation of foreign shareholders would be limited to 40% of the ordinary new shares. What guarantees that it will be Brazilian? Imagine if the controlling shareholders were not present in the meetings, and only foreign shareholders be there, they would approve all and any measures they would like, this does not happen because the controlling party is present there, and ethical. So, what we are establishing today is the following: the power in is the general assemblies, in the meetings of shareholders, we are restricting the votes of foreigners; so, even if we have four Brazilians, the foreigners will only have 2/3 of votes of the Brazilians, 40% of the valid votes.

So, this mechanism is much more powerful than the ones we had in the past, it does not matter who has the shares or the volume of the shares. So, the right to vote is limited to 5%, and if there are foreigners, second limitation first, 5%, second, if it is a foreigner, limited to 40% of the valid votes. The third restriction is even stronger, it protects against another effect: the take-over effect – whether it be hostile or friendly. Any company who has 35% of the capital of the company or more is obliged by the statutes to make a public offer of shares for 100% if the company’s shares, at a price that will make, this make the operation anti-economical. But, to do this, they need approval from the government, who has the golden shares.

So, if we have new shareholders, they are welcome, but there will be restrictions imposed by the new statutes.

Oh, the representative of the government – today, the representative of the golden shares is Lieutenant Neimar Barreiro. The new representative, because this company will be absorbed by a new company, it will keep the name at the end of the process, but we will have a new society, so we will elect a new council and a new board of directors, who will define the new representative is the government. If it is the current representative, it will be a great pleasure and satisfaction for us to continue having him as a member of the board.

Agência Estado:

Could you comment on some aspects, the European shareholders, did they accept to see the dilution of their shares by 2.3%? Some of them, three of them have a little over 6.7% of the capital, will they have to decrease their shares to have only 5%, to own only 5%, or will they sell their participation due to recent problems in defense products? And also, a second question for Mr. Mauricio, who will continue as a chairman, and then, as a member of the council, what does this mean? Is this happening due to a bad year in 2005 in terms of deliveries or the Chinese market, which is becoming important for Embraer after the difficulties in the US, and in Venezuela?

Maurício Botelho:

Very well. First, I must clarify some perceptions that you have which are not correct. Our European partners have Dassault, Thales and EADF they have 5.67% of the ordinary shares, not preferred, ordinary shares, which represent, in the company, 34% of the capital. In other words, they have 5.67% of the 34%, in other words, they have less than 2% of the total capital, this is the first information.

The second information is that the capital that they have is represented by ordinary shares. As a result of bonuses that they received 4 years ago, it went from 14.7%, every share received 14.7% in preferred shares, so they have a small part also in preferred shares.

So, when we look at the ordinary shares, it is the opposite of what you are thinking. Today, the ordinary shares, in relation to the price of 30 days ago, has gone up by 20% or more, so the assets of our European partners, and also the assets of all the shareholders that have ordinary shares, the price went up 20% in one month, and they voted inside this new scenario. The dilution that I mentioned is the dilution of preferred shareholder with the exchange, with the new shares, they will have this dilution too, but if you consider 2.3% of dilution versus an appraisal, an increase in price of more than 20%, of course this represents a great advantage for them.

Second, we have been a company that has paid for their investments in a very relevant way, and I believe that this operation allows them and also all those with ordinary shares to have liquidity, this restructuring will give them more liquidity. Once you have only one class of shares, you are transforming it into one type of shares, giving it more liquidity, so, there are great advantages, only advantages. And also, business deals do not happen because someone has participation, business deals are done because there is an objective, there is an opportunity, and there is the perception that the two parties together create value, and these two can continue.

Now, concerning leaving the company in January 2004, I informed the controlling partners that we would have a new election to elect the new board of directors, I can say that the board of directors remains the same, but the council has a term, the board of directors has a term; so before my term was over, January 2004, I told the controlling shareholders that if they honored me with another term, it would be my last term as chairman of Embraer.

It is a personal decision. I will say something that is very dear to me: which was the first press conference after becoming chairman in September 1995. At that time, Embraer was in a terrible situation, no one believed in the company, no one expected that the company could recover, so in this press conference, we were very modest, there were two or three journalists, not more than that, and a young journalist at that time, looking at my résumé after speaking, looking at my résumé she asked me: “don’t you think that it would be better for the company if you knew something about airlines and airplanes?”; I said “it’s true, but I am also good at some things that will help a lot”. So, in April next year, I will have been more than 11 years at the head of the company with a lot of growth, and I have always been greatly satisfied to be part of this dynamic team, this team that is so committed, and for me it is a great satisfaction to have been chairman; and I hope to continue work for this year, but no problems. I am not sad, what I am saying is that this is the way life is.

A company that grew more 10 times in 11 years, in 10 years, this company has nothing to be sad about, it is the opposite.

Marcelo Naga, Exame magazine:

Concerning succession, you said you will stay for one year, is not that very little, very short? For example, a company with the capital pulverized in shares gives a lot of power to the chairman, will not a new chairman make the market feel insecure? So, don’t you think there could be problems, someone who is unknown? Looking at cases like Enron, WorldCom, companies that had their capital pulverized, do not you think this could make the market feel insecure?

Maurício Botelho:

No. The governance structure that we have has the aim to do the opposite, we have a structure where the management council is independent, and the management council will be responsible for the establishment of guidelines, and the board of directors will implement them.

So, they will have the power to approve strategic, discuss these plans and also supervise. This is to ensure that problems like the ones Enron and WorldCom had do not happen again. My presence in the administration council will have this objective of ensuring that the vision the practices and the dreams of the previous management continue, this was one of the points that we examined and guaranteed in this transition process.

So, the new chairman will be chosen at that time, but it is not going to happen in seconds, it is a process, we are planning this transformation since the privatization until now. We planned well, our execution was good. Do you think we are going to make errors now? No, we are going to do it with all the care that is necessary, consider all the relevant facts, the values, and electing the people that will guarantee that the success that we had continues with even better conditions, with better access to capital markets, and with the capacity to make dreams reality.

I am being reminded that at this transition phase we will have present in the council representatives of the ex-controllers, they will no longer be controllers; but they will bring the experience and the skills that they obtained during this process.

Antonio and Anna Cecilia left because we have a conference call with analysts and investors, so we will have to conclude, we have to questions or one; after these questions we will conclude the presentation.

Mariana Barbosa, Estadão:

You said that needs for investments will be greater than the 2.3 billion that were invested in these 11 years. Could you be more specific?

Maurício Botelho:

Right now I cannot. These are visions, perceptions, these are not plans yet. Nothing has been quantified in terms of how much we will need in investments, I cannot disclose this.

Fábia Matto, Folha de S. Paulo:

Mr. Mauricio, first of all, concerning the defense market, you said that to have 20% of the revenue from defense market continues, but you counted a lot on the ADS program of the US to leverage the sales, especially with the ERJ 145. With this goal of 20%, do you believe that, with the canceling of the ACS program it will take longer to have 20% of the billing from defense? We have also seen in the news details from the US government concerning the sale of equipments made by Embraer. Does Embraer intend to produce some of the equipments that the defense airplanes have to avoid these barriers? Do you intend to produce this equipment?

Maurício Botelho:

For example, this sensor program did not exist when we established this goal, and the 20% were not dependent on the ACS program, but it was dependent on our presence in the US, and this continues; we are developing other business deals in the US, and I will say more: our presence in the ACS program, although it was canceled, we came out of it stronger than when we began, why? Because we demonstrated to the US Armed Forces our integrity, our efficiency, our speed and our capacity to perceive problems and react quickly, so, today there is a better perception of us in the US market than when we began. So, the goal continues, and we continue looking for deals, not only in the US, in other countries too; and we believe we have products and skills to take care of the demands of many other markets.

Now, concerning the situation we see today in the newspapers, concerning Venezuela, I would like to say the following: there is not one military airplane that we sell where we do not need approval from the Brazilian government, so I am calling your attention to this because this is new a legitimate attitude from a state to approve or not approve the sale of something to another country. It depends on the relationship.

So, for me, to sell a Supertucano airplane to Colombia, the Brazilian government must give me a special license, so I can make the sale. For other countries, I cannot get this license, why? This depends on strategic issues. Supertucano has components that are strategic components, like also the ERJ 145 in China, we can supply an ERJ 145 to commercial airlines, and there components that may be used in commercial planes or for ballistic missiles. So, I can sell to commercial airlines, but I cannot place that component in a 145 for the Chinese Air Force, for example.

So, these are strategic issues. So, in no way do we intend to manufacture these components, I am not talking about wings, I am talking about advanced electronic systems that are parts of these planes, but the issue is: the components to be allowed, some of them must be approved by the Trade Department and others by the State Department in Brazil; there is an agency that is responsible for this in the Foreign Affairs Ministry. So, these are strategic issues.

So, the problem I see is not with us, is not with Brazil, it is not something against Brazil or Embraer, it is an issue between the US and Venezuela. So, I believe that we have to analyze these issues with a pragmatic view, there is nothing against us or Brazil, the problem is between the US and Venezuela. How this will be solved? We are not going to solve this, neither Brazil nor Embraer. So, this is part of the business.

Participant:

In the case of a veto from the US, would there be the possibility of buying this equipment from other countries?

Maurício Botelho:

I would not be able to tell you. Honestly, I would not be able to answer you. Now, certainly it is not like buying in a store, then crossing the street and buying in another store. If this were possible, this would need us to redesign systems, this would require great investments, a long time and something that may not be feasible.

So, I would like to apologize, we would like to conclude our interview, I have a meeting with investors, I am late, thank you very much for your attention, and wish you all a good day.